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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Rubio’s Restaurant, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
78116B102
(CUSIP Number)
Garret A. DeVries
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5614
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 4, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	78116B102	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Alex Meruelo Living Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO - Trust Funds

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		379,900 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		379,900 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

379,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - Trust
(1)     Power is exercised through its sole trustee, Alex Meruelo.
(2)     Based upon 9,559,807 shares outstanding as of August 2, 2006 as reported in the Form 10-Q for the quarterly period ended June 25, 2006.

CUSIP No.	78116B102	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Alex Meruelo

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		379,900 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		379,900 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

379,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.0 (2)%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1)     Alex Meruelo is the beneficial owner of the reported shares by virtue of his position of Trustee of the Alex Meruelo Living Trust.
(2)     Based upon 9,559,807 shares outstanding as of August 2, 2006 as reported in the Form 10-Q for the quarterly period ended June 25, 2006.

CUSIP No.	78116B102	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Luis Armona

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

	N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		200,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		200,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.1 (1)%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1)     Based upon 9,559,807 shares outstanding as of August 2, 2006 as reported in the Form 10-Q for the quarterly period ended June 25, 2006.

ITEM 1. SECURITY AND ISSUER
     This statement (this “Statement”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Rubio’s Restaurants, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 1902 Wright Place, Suite 300, Carlsbad, California 92008.
ITEM 2. IDENTITY AND BACKGROUND
2.1 Alex Meruelo Living Trust:
     (a) This Statement is filed by the Alex Meruelo Living Trust, a trust formed in California. Alex Meruelo is the Trustee of the Alex Meruelo Living Trust. Alex Meruelo’s citizenship, address, present principal occupation or employment, name and address where such employment is conducted, and information as to legal proceedings is set forth in Item 2.2 hereto and is incorporated herein by reference.
     (b) The principal office of the Alex Meruelo Living Trust is located at 9550 Firestone Blvd., Suite 105, Downey, California 90241.
     (c) The Alex Meruelo Living Trust is a grantor trust.
     (d) and (e) During the past five years, neither the Alex Meruelo Living Trust, nor any other person named on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Alex Meruelo Living Trust was formed in California.
2.2 Alex Meruelo:
     (a) This Statement is filed by Alex Meruelo.
     (b) The business office of Mr. Meruelo is located at 9550 Firestone Blvd., Suite 105, Downey, California 90241.
     (c) Mr. Meruelo’s principal occupation is residential and commercial real estate development, underground utility construction and restaurant franchising and operations.
     (d) and (e) During the past five years, Mr. Meruelo has been not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Meruelo is a citizen of the United States.

2.3 Luis Armona:
     (a) This Statement is filed by Luis Armona.
     (b) The business office of Mr. Armona is located at 9550 Firestone Blvd., Suite 105, Downey, California 90241.
     (c) Mr. Armona’s principal occupation is residential and commercial real estate development, underground utility construction and restaurant franchising and operations.
     (d) and (e) During the past five years, Mr. Armona has been not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Armona is a citizen of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     As of August 4, 2006, the Alex Meruelo Living Trust, Mr. Meruelo and Mr. Armona (collectively, the “Reporting Persons”) had purchased an aggregate of 579,900 shares of Common Stock, for a total purchase price of approximately $4,608,979. The Reporting Persons purchased such shares with a combination of trust funds from the Alex Meruelo Living Trust and personal funds.
ITEM 4. PURPOSE OF TRANSACTION
     The Reporting Persons have acquired the shares of Common Stock for investment purposes. The Reporting Persons from time to time intend to review their investment in the Company on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of common stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.
     In addition, the Reporting Persons intend to engage in communications with one or more stockholders, officers or directors of the Company, including discussions regarding the Company’s operations and strategic direction and ideas that, if effected, may result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above. Except to the extent that the foregoing discussions may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) As of August 4, 2006, the Alex Meruelo Living Trust was the beneficial owner of 379,900 shares of Common Stock (which represents approximately 4.0% of the outstanding Common Stock based on information reported in the Company’s Form 10-Q for the quarterly period ended June 25, 2006). Pursuant to Rule 13d-3, Mr. Meruelo is deemed the beneficial owner of the shares of Common Stock held by the Alex Meruelo Living Trust due to his position as Trustee and because the trust is revocable. As of August 4, 2006, Mr. Armona was the beneficial owner of 200,000 shares of Common Stock (which represents approximately 2.1% of the outstanding Common Stock based on information reported in the Company’s Form 10-Q for the quarterly period ended June 25, 2006).
     (b)

	Shared	Sole	Shared	Sole
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
Alex Meruelo Living Trust	0	379,900	0	379,900
Alex Meruelo	0	379,900	0	379,900
Luis Armona	0	200,000	0	200,000
     (c) During the past sixty days, the only transactions in the Common Stock effected by the Alex Meruelo Living Trust were the following open market purchases:

Date	Price	Number of Shares Acquired
6/28/2006	$8.30	39,300
7/5/2006	$8.12	9,000
8/4/2006	$7.19	124,300
8/8/2006	$7.61	1,500
8/8/2006	$7.51	13,200
     During the past sixty days, the only transactions in the Common Stock effected by Mr. Armona were the following open market purchases:

Date	Price	Number of Shares Acquired
7/11/2006	$8.02	100,000
7/24/2006	$7.56	8,100
8/2/2006	$7.22	41,200
8/4/2006	$7.19	50,700
     (d) Not applicable.
     (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Not applicable.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     Joint Filing Agreement, dated August 14, 2006, entered into by and between the Alex Meruelo Living Trust, Alex Meruelo and Luis Armona.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 14, 2006

Alex Meruelo Living Trust
By:	/s/ Alex Meruelo
Alex Meruelo, Trustee

By:	/s/ Alex Meruelo
Alex Meruelo

By:	/s/ Luis Armona
Luis Armona

EXHIBITS

Exhibit 1.	Joint Filing Agreement, dated August 14, 2006, entered into by and between the Alex Meruelo Living Trust, Alex Meruelo and Luis Armona.